Supplement dated May 17, 2007 to Prospectus Supplement dated April 30, 2007
(to Prospectus dated May 19, 2006)

$2,358,038,000 (Approximate)
Mortgage Pass-Through Certificates

Deutsche Alt-A Securities Mortgage Loan Trust, Series 2007-AR3
Issuing Entity

DB Structured Products, Inc.
Sponsor

Deutsche Alt-A Securities, Inc.
Depositor

Wells Fargo Bank, N.A.
Securities Administrator and Master Servicer

The prospectus supplement dated April 30, 2007 to the prospectus dated May 19, 2006 with respect to the above-captioned series is hereby amended as follows:

(1)

The clause beginning with the word “Fourth” under “Description of Certificates—Group I—Interest Distributions” on page S-110 is deleted in its entirety and replaced with the following, “Fourth, to the Group I Senior Certificate Insurer, any unreimbursed Insured Payments, together with interest thereon at the rate specified in the Insurance Agreement plus any payment made by the Group I Senior Certificate Insurer to cure any payment defaults under the Group I Certificate Swap Agreement plus any payment made by the Group I Senior Certificate Insurer under the Group I Certificate Swap Policy in respect of the Group I Certificate Interest Rate Swap Agreement;”.

(2)

The clause beginning with the word “Third” under subsection (A) under “Description of Certificates—Group I—Principal Distributions” on page S-111 is deleted in its entirely and replaced with the following, “Third, to the Group I Senior Certificate Insurer, any unreimbursed Insured Payments, together with interest thereon at the rate specified in the Insurance Agreement plus any payment made by the Group I Senior Certificate Insurer to cure any payment defaults under the Group I Certificate Swap Agreement plus any payment made by the Group I Senior Certificate Insurer under the Group I Certificate Swap Policy in respect of the Group I Certificate Interest Rate Swap Agreement (to the extent not distributed on such Distribution Date from the Group I Interest Remittance Amount as described under “Description of the Certificates—Group I—Interest Distributions” in this prospectus supplement);”.

(3)

The clause beginning with the word “Third” under subsection (B) under “Description of Certificates—Group I—Principal Distributions” on page S-112 is deleted in its entirely and replaced with the following, “Third, to the Group I Senior Certificate Insurer, any unreimbursed Insured Payments, together with interest thereon at the rate specified in the Insurance Agreement plus any payment made by the Group I Senior Certificate Insurer to cure any payment defaults under the Group I Certificate Swap Agreement plus any payment made by the Group I Senior Certificate Insurer under the Group I Certificate Swap Policy in respect of the Group I Certificate Interest Rate Swap Agreement (to the extent not distributed on such Distribution Date from the Group I Interest Remittance Amount as described under “Description of the Certificates—Group I—Interest Distributions” in this prospectus supplement);”.

(4)

The following sentence is added after the last sentence of the first paragraph on page S-152 under “Servicing—Modifications:” “Further, the aggregate current principal balance of all Group I Loans subject to modifications can be no more than five percent (5%) of the aggregate principal balance of the Group I Loans as of the Cut-Off Date, but this limit may increase from time to time with the consent of the Group I Senior Certificate Insurer.”

(5)

The fourth and fifth sentences in the second to last paragraph under “The Trustee” on page S-159  are amended and restated as follows: “The trustee may also be removed at any time, with the prior written consent of the Group I Senior Certificate Insurer, by the holders of the certificates evidencing not less than a majority of the voting rights in the trust fund or by the Group I Senior Certificate Insurer. Any resignation or removal of the trustee and appointment of a successor trustee will not become effective until acceptance of the appointment by the successor trustee acceptable to the Group I Senior Certificate Insurer.”

(6)

The third sentence in the first paragraph under “The Credit Risk Manager” on page S-160 is amended and restated as follows: “The credit risk manager will be entitled to receive a “Credit Risk Manager’s Fee” until the termination of the trust or until its removal by a vote of at least 66 2/3% of the certificateholders, with the prior written consent of the Group I Senior Certificate Insurer.”

(7)

The fifth to last paragraph under “The Group I Senior Certificate Policy—The Group I Senior Certificate Policy” on page S-168 under which states “To the extent that an Insurer Default has occurred and is continuing, the Group I Senior Certificate Insurer shall not have any consent rights, control rights or rights to notification.” is deleted.

(8)

The SAP table set forth under “The Group I Senior Certificate Insurer—The Group I Senior Certificate Insurer Financial Information” on page S-169  is amended and restated as follows:

	SAP
	December 31, 2006	December 31, 2005
In millions	(Unaudited)	(Audited)

Admitted Assets	$10,952	$11,037
Liabilities	6,872	7,237
Capital and Surplus	4,080	3,800

(9)

The definition of “Trigger Event” on page S-98 relating to Group I under “Description of the Certificates—Group I—Glossary of Definitions Relating to the Priority of Distributions” is amended and restated as follows:

“Trigger Event” With respect to any Distribution Date, a Trigger Event is in effect if (x) the rolling three month average of the delinquency rates obtained by dividing (i) the principal balance of the Group I Mortgage Loans delinquent 60 days or more (including Group I Mortgage Loans in foreclosure, bankruptcy and REO) by (ii) the aggregate principal balance of the Group I Mortgage Loans, in each case as of the last day of the previous calendar month equals or exceeds 40% of the Credit Enhancement Percentage with respect to the prior Distribution Date or (y) the aggregate amount of Group I Realized Losses incurred since the applicable cut-off dates through the last day of the related Due Period divided by the sum of the aggregate principal balance of the Group I Mortgage Loans as of the Cut-Off and the related Pre-Funded Amount exceeds the applicable percentages set forth below with respect to such Distribution Date:

Distribution Date	Percentage
May 2009 to April 2010	0.25%, plus 1/12th of 0.35% for each month thereafter
May 2010 to April 2011	0.60%, plus 1/12th of 0.45% for each month thereafter
May 2011 to April 2012	1.05%, plus 1/12th of 0.45% for each month thereafter
May 2012 to April 2013	1.50%, plus 1/12th of 0.30% for each month thereafter
May 2013 and thereafter	1.80%

(10)

The definition of “Trigger Event” on page S-125 relating to Group II under “Description of the Certificates—Group II—Glossary of Definitions Relating to the Priority of Distributions” is amended by deleting the reference to “40%” and replacing it with “42%”.